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                            June 14, 2024

       Dimitar Slavchev Savov
       Chief Executive Officer
       Nika Pharmaceuticals, Inc.
       2269 Merrimack Valley Avenue
       Henderson, NV 89044

                                                        Re: Nika
Pharmaceuticals, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 000-56234

       Dear Dimitar Slavchev Savov:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Financial Statements
       Note 7- Other Events, page 18

   1. We note your response to prior comment two regarding your August 1, 2022 Cooperation
                                                        Agreement with Nika
BioTechnology, Inc., in which you indicate that you do not believe this comment applies to
your facts and circumstances. Please revise your future filings beginning in your next
Form 10-Q to disclose the facts and circumstances provided in your response. As part
of such disclosure, provide updates as to the extent to which any expenses on the
development of products under this Cooperation Agreement have been incurred to date by
Nika Pharamaceuticals, Inc. or Nika BioTechnology, Inc.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 with any questions.
 Dimitar Slavchev Savov
Nika Pharmaceuticals, Inc.
June 14, 2024
Page 2




FirstName LastNameDimitar Slavchev Savov   Sincerely,
Comapany NameNika Pharmaceuticals, Inc.
                                           Division of Corporation Finance
June 14, 2024 Page 2                       Office of Life Sciences
FirstName LastName